UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               November, 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX
Exhibit No:

1.    Director/PDMR Shareholding - dated 01 November 2005
2.    Director/PDMR Shareholding - dated 02 November 2005
3.    Issuance of Notes - dated 02 November, 2005
4.    Director/PDMR Shareholding - dated 08 November 2005
5.    Director/PDMR Shareholding - dated 11 November 2005
6.    Director/PDMR Shareholding - dated 15 November 2005
7.    Director/PDMR Shareholding - dated 17 November 2005
8.    Absa Interim Results - dated 21 November 2005
9.    Director/PDMR Shareholding - dated 22 November 2005
10.   Additional Listing - dated 24 November 2005
11.   Director/PDMR Shareholding - dated 29 November 2005
12.   Director/PDMR Shareholding - dated 30 November 2005

--------------------------------------------------------------------------------
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 01, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 01, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

--------------------------------------------------------------------------------


Exhibit No.1

                                                                1 November 2005


Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 31 October 2005 that it had on 26 October 2005 exercised its discretion and released a total of 10,996 ordinary shares in Barclays PLC and on 27 October 2005 purchased a total of 668,006 ordinary shares in Barclays PLC at a price of 549.05p per share. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 150,446,728 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.





Exhibit No. 2


  2 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The Company was notified on 1 November 2005 by the Administrators of the Barclays Group Sharepurchase Plan (the "Plan") that on 14 October 2005 the following directors/Persons Discharging Managerial Responsibility (PDMRs) had received ordinary shares in the Company under the Plan, following the re-investment of the interim dividend for the half year ended 30 June 2005, at a price of 548.00p per share. The number of shares received is as follows:

    Director/PDMR            No. of shares received
    G A Hoffman              21
    D L Roberts              21
    J S Varley               21
    L C Dickinson            1
    R Le Blanc               3
    M Merson                 12

    The revised total shareholding for each director following these transactions is as follows:

    Director                 Beneficial Holding         Non-Beneficial Holding
    G A Hoffman              172,666                    -
    D L Roberts              76,977                     -
    J S Varley               360,013                    -

2.  Barclays PLC was notified on 1 November 2005 that on 1 November 2005
    Mr L C Dickinson, a Person Discharging Managerial Responsibility (PDMR), exercised options granted under the Barclays PLC 1991 SAYE Share Option Scheme and received 852 ordinary shares in Barclays PLC at a price of 316.00p per share.

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 150,446,728 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3

THIS DOCUMENT MAY NOT BE DISTRIBUTED IN OR INTO THE UNITED STATES, AUSTRALIA,
  CANADA OR JAPAN OR TO A RESIDENT, NATIONAL OR CITIZEN OF THE UNITED STATES,
                          AUSTRALIA, CANADA OR JAPAN.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus dated 12 October 2005 relating to the Notes referred to below (the "Prospectus"), which can be viewed on the website of the Regulatory News Service operated by the London Stock Exchange and is available free of charge at the offices of Barclays Corporate Secretariat, 1 Churchill Place, London E14 5HP.



                               Barclays Bank PLC
                                 (the "Issuer")

                   EUR51,000,000 Notes relating to a Basket of
                              Commodities due 2008
                              (ISIN: XS0232485812)
                                (the "EUR Notes")

                  US$ 56,000,000 Notes relating to a Basket of
                              Commodities due 2008
                              (ISIN: XS0231915397)
        (the "U.S.$ Notes" and, together with the EUR Notes, the "Notes")


The Issuer is pleased to announce that the offering of the Notes (the "Offer") has been completed. Terms used in this announcement bear the same meanings as are ascribed thereto in the Prospectus.

The final terms are as follows:

EUR Notes

Issue size:        EUR51,000,000
Issue price:       100 per cent.

P(i) Initial of each Component in the Basket on 31 October 2005:

                   Aluminum:           U.S.$1,992
                   Copper:             U.S.$4,091
                   Nickel:             U.S.$11,950
                   Zinc:               U.S.$1,572
                   Brent Crude:        U.S.$58.10
                   Natural Gas:        U.S.$12.205
                   Unleaded Gasoline:  U.S.$1.5901

Participation coefficient ("X" in the formula for calculating the Redemption Amount in Condition 5(a) of the Notes) : 135%

U.S.$ Notes

Issue size:        U.S.$56,000,000
Issue price:       100 per cent.

P(i) Initial of each Component in the Basket on 31 October 2005:

                   Aluminum:           U.S.$1,992
                   Copper:             U.S.$4,091
                   Nickel:             U.S.$11,950
                   Zinc:               U.S.$1,572
                   Brent Crude:        U.S.$58.10
                   Natural Gas:        U.S.$12.205
                   Unleaded Gasoline:  U.S.$1.5901

Participation coefficient ("X" in the formula for calculating the Redemption Amount in Condition 5(a) of the Notes) : 265%

The Notes are expected to be issued on 3 November 2005. Admission of the Notes to trading on the Market is expected to be granted on or around 4 November 2005.



For further information, please contact:

Barclays Bank PLC
MTN Desk
+44 207 773 9090



Neither this announcement nor any copy of it may be taken or transmitted into the United States, Australia, Canada or Japan or to a resident, national or citizen of Australia, Canada or Japan. The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. Any purchase of Notes pursuant to the Offer should only be made on the basis of the information contained in the formal Prospectus issued in connection with the Offer and any supplement or amendment thereto. The Prospectus can be viewed on the website of the Regulatory News Service operated by the London Stock Exchange and is available from the offices of Barclays Corporate Secretariat, 1 Churchill Place, London E14 5HP.

The Notes have not been and will not be registered under the US Securities Act of 1933 (as amended) (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. The Notes are being offered and sold outside of the United States in reliance on Regulation S of the Securities Act. In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of the Notes within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

Information in this announcement or any of the documents relating to the Offer cannot be relied upon as a guide to future performance.

Exhibit No. 4

  8 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 7 November 2005 that it had between 1 November and 4 November 2005 exercised its discretion and released a total of 79,305 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

2. The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 November 2005 that it had on 7 November 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 583.00p per share:

    Director/PDMR         Number of Shares
    Mr G A Hoffman        21
    Mr D L Roberts        21
    Mr J S Varley         21
    Mr L C Dickinson      16
    Mr M Merson           22

    The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 November 2005 for each director/PDMR above includes the Matching Shares.

    The revised total shareholding for each director following these transactions is as follows:

    Director           Beneficial Holding         Non Beneficial
                                                  Holding

    Mr G A Hoffman     172,687                    -
    Mr D L Roberts     76,998                     -
    Mr J S Varley      360,034                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 150,367,423 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5

 11 November 2005


 Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Barclays PLC was notified on 11 November 2005 that on 10 November 2005 Mr N Kheraj, a Director, exercised options granted under the Barclays PLC 1991 SAYE Share Option Scheme and received 6,312 ordinary shares in Barclays PLC at a price of 308.00p per share.

The revised total shareholding for Mr Kheraj following this transaction is as follows:

Director     Beneficial Holding     Non Beneficial Holding

N Kheraj     8,550                  -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 150,367,423 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

15 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 November 2005 that it had on 7 November 2005 exercised its discretion and released a total of 21,737 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 150,345,686 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 7

 17 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 17 November 2005 that it had on 17 November 2005 exercised its discretion and released a total of 219,526 ordinary shares in Barclays PLC to the following participant in the Executive Share Award Scheme ("ESAS"). The shares were released following a provisional allocation made by the trustee over Barclays PLC ordinary shares. The following shares were released to a director of Barclays PLC:

Director         Shares released    Shares sold on       Price       Shares
                 to director        behalf of director   per share   retained
                                                         (pence)     by director

Mr RE Diamond Jr 219,526            72,553               601.5       146,973

The revised total shareholding for Mr RE Diamond Jr following these transactions is as follows:

Director          Beneficial Holding    Non-Beneficial Holding

Mr RE Diamond Jr  1,504,291             -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 139,790,765 ordinary shares in Barclays PLC.
Mr RE Diamond, the Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8

 BARCLAYS PLC

                                                               21 November 2005

Shareholders are advised that Absa, in which Barclays PLC has a shareholding of over 56%, has today made the Profit and Dividend announcement as set out below.

Text of Absa announcement made on Monday 21 November 2005.

ABSA GROUP LIMITED - PROFIT AND DIVIDEND ANNOUNCEMENT
Incorporated in the Republic of South Africa)
Registration number: 1986/003934/06)
("Absa")
JSE Code: ASA
Issuer code: AMAGB
ISIN Code: ZAE000067237

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

SALIENT FEATURES




                                           Six months                     Year
                                                ended                    ended
                                         30 September                 31 March
                                   2005          2004   Change %          2005
                            (Unaudited)   (Unaudited)                (Audited)
Income statement (Rm)                     (Restated)*              (Restated)*
Headline earnings                 3 008         2 415       24,6         5 394
Profit attributable to
equity holders                    2 888         2 354       22,7         5 419
Balance sheet (Rm)
Total assets                    381 147       311 510       22,4       347 163
Loan and advances to            300 129       242 626       23,7       268 240
customers
Deposits due to customers       278 529       231 993       20,1       251 985
Financial performance (%)
Return on average equity           25,0          24,1                     25,3
Return on average assets,
excluding acceptances              1,65          1,56                     1,65
Operating performance (%)
Net interest margin on
average assets                     3,35          3,40                     3,25
Net interest margin on
average interest- bearing assets   3,80          3,81                     3,70
Impairment losses on loans
and advances as % of
loans and advances to customers    0,35          0,55                     0,52
Non-performing advances as
% of loans and advances to         1,8            3,0                      2,2
customers
Non-interest income as % of
operating income                   49,7          51,8                     53,8
Cost-to-income ratio               59,9          59,0                     56,6
Share statistics (million)
Number of shares in issue         666,9         651,1                    655,1
Weighted average number of        661,4         650,6                    652,1
shares
Weighted average diluted          693,0         665,5                    677,3
number of shares
Share statistics (cents per
share)
Headline earnings per share       454,8         371,2       22,5         827,2
Diluted headline earnings         434,9         363,6       19,6         797,9
per share
Earnings per share                436,7         361,8       20,7         831,0
Diluted earnings per share        417,6         354,5       17,8         801,6
Dividends per share
declared, relating to income for  160,0          95,0       68,4         295,0
the period
Dividend cover (times)              2,8           3,9                      2,8
Net asset value per share         3 752         3 180       18,0         3 569
Capital adequacy (%)
Absa Bank                          11,2          12,6                     11,4
Absa Group                         11,7          13,2                     12,0

*Restated for International Financial Reporting Standards (IFRS), we draw your attention to our SENS announcement on 25 October 2005.

GROUP INCOME STATEMENT

                                              Six months                  Year
                                                   ended                 ended
                                            30 September   Change     31 March
                                      2005          2004        %         2005
                               (Unaudited)   (Unaudited)             (Audited)
                                              (Restated)            (Restated)
                                        Rm            Rm                    Rm
Net interest income                  6 249         5 162     21,1       10 431
Interest and similar income         14 946        13 668      9,4       27 160
Interest expense and similar
charges                            (8 697)       (8 506)    (2,2)     (16 729)
Impairment losses on loans and
advances                             (494)         (637)     22,4      (1 284)
                                     5 755         4 525     27,2        9 147
Net fee and commission income        4 370         4 049      7,9        8 816
Fee and commission income            4 846         4 441      9,1        9 599
Fee and commission expense           (476)         (392)   (21,4)        (783)
Net insurance premium income         1 234         1 012     21,9        2 051
Insurance premium revenue            1 355         1 150     17,8        2 341
Premiums ceded to reinsurers         (121)         (138)     12,3        (290)
Net claims and benefits paid         (522)         (436)   (19,7)        (929)
Gross claims and benefits paid
on insurance contracts               (597)         (463)   (28,9)      (1 023)
Reinsurance recoveries                  75            27    177,8           94
Gains and losses from banking
and trading activities                 344           383   (10,2)          870
Gains and losses from
investment activities                  880           412    113,6        1 228
Transfer to Life Fund                (729)         (284)  (156,7)        (668)
Other operating income                 607           407     49,1          800
Net operating income                11 939        10 068     18,6       21 315
Operating expenses                 (7 890)       (6 778)   (16,4)     (13 727)
Other operating expenses           (7 450)       (6 318)   (17,9)     (12 785)
Other impairments                        -          (84)    100,0        (137)
Indirect taxation                    (440)         (376)   (17,0)        (805)
Share of profit of associates           66            39     69,2           78
Operating profit before income       4 115         3 329     23,6        7 666
tax
Income tax expense                 (1 185)          (934)  (26,9)      (2 172)
Profit for the period after          2 930         2 395     22,3        5 494
tax
Attributable to:
Equity holders                       2 888         2 354     22,7        5 419
Minority interest                       42            41      2,4           75
                                     2 930         2 395     22,3        5 494

DETERMINATION OF HEADLINE EARNINGS

                                            Six months                    Year
                                                 ended                   ended
                                          30 September                31 March
                                    2005          2004     Change         2005
                             (Unaudited)   (Unaudited)          %     (Audited
                                            (Restated)              (Restated)
                                      Rm            Rm                      Rm
Profit attributable to
equity holders                     2 888         2 354       22,7        5 419
Adjustments for:
Net profit on disposal of
property and equipment              (13)           (5)   >(100,0)         (12)
Net profit on disposal of
available-for-sale assets,
strategic investments,
associated undertakings and joint    115          (18)     >100,0        (150)
ventures and subsidiaries
Impairment of strategic and
available-for-sale
investments,
associated undertakings and            8             -      100,0           30
joint ventures and property
Amortisation of
available-for-sale                    10             -      100,0            -
liquid assets
Goodwill impaired and                  -            84    (100,0)          107
written-off
Headline earnings                  3 008         2 415       24,6        5 394

GROUP BALANCE SHEET

                                              Six months                  Year
                                                   ended                 ended
                                            30 September              31 March
                                      2005          2004   Change         2005
                               (Unaudited)   (Unaudited)        %    (Audited)
                                              (Restated)            (Restated)
                                        Rm            Rm                    Rm
Assets
Cash, cash balances and
balances with central banks         12 642        11 264     12,2       13 183
Statutory liquid asset              15 219        12 359     23,1       14 384
portfolio
Loans and advances to banks          3 099         3 981   (22,2)        2 847
Trading assets                      22 902        17 194     33,2       21 351
Hedging derivative assets              870           351   >100,0          600
Loans and advances to              300 129       242 626     23,7      268 240
customers
Reinsurance contracts                  327            95   >100,0          320
Current tax assets                       9            15   (40,0)            5
Deferred tax assets                    174           191    (8,9)          183
Investments                         13 694        13 174      3,9       13 599
Investments in associated
undertakings and joint                 562           643   (12,6)          607
ventures
Intangible assets                      181           191    (5,2)          197
Property and equipment               3 096         3 086      0,3        3 209
Other assets                         8 136         6 087     33,7        8 246
Clients' liabilities under
acceptances                            107           253   (57,7)          192
Total assets                       381 147       311 510     22,4      347 163

Liabilities
Deposits from banks                 24 445        17 891     36,6       24 370
Trading liabilities                 21 684        16 215     33,7       20 028
Hedging derivative liabilities       1 884         1 139     65,4        1 610
Deposits due to customers          278 529       231 993     20,1      251 985
Liabilities under investment
contracts                            5 644         3 041     85,6        4 325
Liabilities under insurance
contracts                            2 167         1 800     20,4        1 939
Provisions                           1 492         1 321     12,9        1 509
Other liabilities                   10 639         7 836     35,8        9 757
Borrowed funds                       7 039         7 220    (2,5)        5 590
Current tax liabilities                485           728   (33,4)          493
Deferred tax liabilities             2 010         1 216     65,3        1 860
Liabilities to clients under
acceptances                            107           253   (57,7)          192
Total liabilities                  356 125       290 653     22,5      323 658
Equity
Capital and reserves
attributable to equity
holders:

Share capital                        1 325         1 301      1,8        1 310
Share premium                        1 857         1 443     28,7        1 611
Retained earnings                   21 118        17 115     23,4       19 967
Other reserves                         518           831   (37,7)          385
                                    24 818        20 690     20,0       23 273
Minority interest                      204           167     22,2          232
Total equity                        25 022        20 857     20,0       23 505
Total equity and liabilites        381 147       311 510     22,4      347 163

Contingent liabilities              17 189        20 500   (16,2)       16 630

GROUP STATEMENT OF CHANGES IN EQUITY

                                                     30 September     31 March
                                               2005          2004         2005
                                        (Unaudited)   (Unaudited)    (Audited)
                                                       (Restated)   (Restated)
                                                 Rm            Rm           Rm
Share capital                                 1 325         1 301        1 310
Opening balance                               1 310         1 291        1 291
IFRS adjustment - treasury shares Absa
Life                                            (2)             -            -
Shares issued                                    24             -            8
Consolidation of treasury shares held
by Absa Life                                      1             -            -
Consolidation of Absa Group Limited
Share Incentive Trust                           (8)            10           11
Share premium                                 1 857         1 443        1 611
Opening balance                               1 611         1 309        1 309
IFRS adjustment - treasury shares Absa
Life                                            (40)            -            -
Shares issued                                   382             -          112
Consolidation of treasury shares held
by Absa Life                                     10             -            -
Consolidation of Absa Group Limited
Share Incentive Trust                         (106)           134          190
Other reserves                                  518           831          385
Opening balance as previously reported          385           755          755
IFRS adjustments applied retrospectively          -            10           10
Movement in foreign currency
translation reserve                              (5)            8           30
Movement in regulatory general credit
risk reserve                                     17            69        (332)
Movement in available-for-sale assets
reserve                                        (17)          (67)         (73)
Movement in cash flow hedges reserve             12            19         (54)
Movement in insurance contingency
reserve                                          19            21           31
Movement in associated undertakings
and joint ventures' retained earnings
reserve                                          66             3         (22)
Movement in share-based payments
reserve                                          41            13           40
Retained earnings                            21 118        17 115       19 967
Opening balance as previously reported       19 967        15 995       15 995
IFRS adjustments applied retrospectively          -         (424)        (424)
IFRS adjustments applied prospectively        (302)             -            -
Consolidation of Absa Group Limited
Share Incentive Trust and other                   -             -          (6)
Transfer to insurance contingency
reserve                                        (19)          (21)         (31)
Transfer (to)/from associated
undertakings and joint ventures'
retained earnings reserve                      (66)           (3)           20
Transfer (to)/from regulatory general
credit risk reserve                            (17)          (69)          332
Profit attributable to equity holders         2 888         2 354        5 419
Dividends paid during the period            (1 333)         (717)      (1 338)
Total shareholders' equity at end of
period                                       24 818        20 690       23 273
Minority interest                               204           167          232
Opening balance as previously reported          232           171          171
IFRS opening balance adjustments
applied retrospectively                           -             4            4
Other reserve movements                        (70)          (49)         (18)
Minority share of profit                         42            41           75
Total equity                                 25 022        20 857       23 505

GROUP CASH FLOW STATEMENT

                                                       Six months         Year
                                                            ended        ended
                                                     30 September     31 March
                                               2005          2004         2005
                                        (Unaudited)   (Unaudited)    (Audited)
                                                       (Restated)   (Restated)
                                                 Rm            Rm           Rm
Net cash flow from operating activites          417         1 392        5 908
Net cash flow from investing
activities                                  (1 822)       (1 029)      (3 658)
Net cash flow from financing
activities                                      459         (558)      (2 526)
Net decrease in cash and cash
equivalents                                   (946)         (195)        (276)
Cash and cash equivalents at the
beginning of the period                       6 796         7 077        7 077
Other movements                                 (5)           (6)          (5)
Cash and cash equivalents at the end
of the period                                 5 845         6 876        6 796

PROFIT CONTRIBUTION BY BUSINESS AREA

                                             Six months                    Year
                                                  ended                   ended
                                           30 September                31 March
                                     2005          2004     Change         2005
                              (Unaudited)   (Unaudited)          %    (Audited)
                                             (Restated)              (Restated)
                                       Rm            Rm                      Rm
Banking operations
Retail banking                      1 317         1 067       23,4        2 397
Absa Private Bank                      99            78       26,9          221
Retail Banking Services               211           161       31,1          404
Flexi Banking Services                107            79       35,4          203
Absa Home Loans and
Repossessed                           498           410       21,5          837
Properties
Absa Card                             244           197       23,9          441
Small Business                        158           143       10,5          290
Commercial banking                    800           602       32,9        1 403
Business Banking Services             458           381       20,2          844
Absa Vehicle and Asset                342           221       54,8          559
Finance
Wholesale banking and
international operations              398           307       29,6          843
African operations                     70            43       62,8           71
Corporate centre                    (103)          (24)   >(100,0)        (288)
Capital and funding centre              1          (39)     >100,0        (159)
Total banking                       2 483         1 956       26.9        4 267
Insurance, fiduciary and
investment operations                 645           459       40,5        1 127
Costs relating to the
Barclays                            (120)            -    >(100,0)            -
transaction
Total headline earnings             3 008         2 415       24,6        5 394




Profit commentary

Sustained earnings growth
Absa Group Limited produced a solid performance for the six months under review with all the business clusters delivering strong earnings growth. These results are the first the Group is reporting under International Financial Reporting Standards (IFRS). Headline earnings increased by 24,6% to R3 008 million in comparison with headline earnings of R2 415 million for the corresponding period of the previous financial year. Headline earnings per share increased by 22,5%, from 371,2 to 454,8 cents per share.

Retail banking, commercial banking and the bancassurance operations have performed particularly well in an environment characterised by buoyant retail market conditions and a strong domestic equity market. Retail banking lifted earnings by 23,4%. Commercial banking and bancassurance operations grew earnings by 32,9% and 40,5% respectively. Wholesale banking increased earnings by 29,6% in a challenging market.

The Group delivered a return of 25,0% on average shareholders' equity (September 2004: 24,1%). An interim dividend of 160 cents per share has been declared, representing an increase of 68,4% over the 95 cents per share declared in November 2004.

The Group's sound capital position, together with the primary capital requirement for banks, which is expected to be reduced to 6% of risk-weighted assets from 1 January 2006, facilitated a lowering of the interim dividend cover to 2,8 times.

The Barclays transaction
Barclays Bank PLC acquired 53,96% of the Group's shares on 27 July 2005. It has since increased its shareholding to 56,40% (30 September 2005). Management, with the assistance of expertise obtained from Barclays, is progressing well with the implementation programme aimed at delivering sustainable pre-tax synergy benefits amounting to R1,4 billion per annum four years after the completion of the transaction.

Diluted headline earnings per share
The appreciation in the share price and the resultant increase in value of the options issued to the Absa Group Limited Share Incentive Trust, the Absa Share Ownership Trust and Batho Bonke Capital (Proprietary) Limited, Absa's black economic empowerment partner, diluted headline earnings by 19,9 cents per share to 434,9 cents per share. Accordingly, the growth in fully diluted headline earnings per share was 19,6% compared with the same period of the previous financial year.

Accounting policies
Absa implemented IFRS with effect from 1 April 2005. The opening balance sheets at 1 April 2004 and 1 April 2005 have been restated accordingly. The comparative income statement for the six months to September 2004 and the balance sheet at that date have also been restated.

The full impact of IFRS was set out in a separate announcement made to the market on 25 October 2005 and is also contained in the interim financial results booklet and on the Group's website (www.absa.co.za). As IFRS are implemented internationally, evolving practices with regard to the interpretation and application of standards under IFRS could impact future reported results and disclosure.

Operating environment
Domestic demand conditions remained buoyant during the six months ended September 2005 and the sales of motor vehicles and other durable goods showed rapid growth. Much of this was financed by credit and assisted by a further 50 basis point reduction in interest rates.

Consumers continued to take on debt and debt-to-disposable income is currently at 61,8%, the highest level on record since 1990. In a low interest rate environment this could go even higher.

The rand weakened slightly from the very strong levels of below R6,00 to the dollar that were recorded during the first quarter of 2005. This aided the recovery of the primary and secondary sectors.

Despite a strong increase in fixed capital formation, the economy has been running at very high levels of capacity utilisation. This, together with the escalation in fuel prices, caused a pick-up in inflation.

The moderately deteriorating inflation outlook, together with high levels of credit extension growth and a larger current account deficit, have prompted the authorities to warn of a potential interest rate increase. This prospect is bound to ease the rate of growth in credit demand, although any interest rate increases will most likely be too small to have a material impact on default rates.

Group performance
Net interest income increased by 21,1% because of strong advances growth of 23,7% and stable margins. The implementation of IFRS, which resulted in the reclassification of certain fee income as margin income, has countered the margin pressure that followed the change in the funding mix in favour of wholesale deposits and the impact of increased competition on customer lending rates.

The Group's bad debt experience benefited from improved and prudent credit management techniques as well as the relatively low and stable interest rate environment. The impairment ratio, which reflects the impairment losses on loans and advances as a percentage of average loans and advances to customers, of 0,35% compares with 0,55% at 30 September 2004 and 0,52% for the full year to March 2005. Non-performing loans improved to 1,8% (September 2004: 3,0%) of loans and advances. The levels of provisions held in the Group are prudent and adequately cover the risks of uncollectable amounts.

Solid transaction volume growth and the continued increase in the retail customer base resulted in fee and commission income increasing by 9,1%. The reclassification of certain fees as margin income and the moderate level of price increases impacted fee revenue growth.

Insurance-related income grew strongly and treasury trading income increased by 19,5%. Investment income benefited from the strong domestic equity market. The gains for the six months amounted to R407 million, excluding gains attributable to policyholders, up 156,0% from the corresponding period.

The IFRS reclassification of fees caused non-interest income as a percentage of operating income to decline to 49,7%, which is below the Group's objective of maintaining a ratio of 50% or more.

The cost-to-income ratio increased to 59,9% after costs grew by 17,9% in the period under review. Investments have been made in the expansion and improvement of Absa's branch and ATM network. Regulatory compliance initiatives also drove up costs. The number of employees engaged in sales and customer service initiatives has also been increased. The costs incurred as a result of the Barclays transaction amounted to R120 million (after taxation) and the Barclays implementation programme added a further R61,1 million (after taxation).

Segmental reporting

Retail banking - Headline earnings up 23,4%
Retail banking increased its headline earnings contribution by 23,4%, with strong performances from all business units. This strong performance resulted from a buoyant consumer and property market and the low interest rate environment. Gross advances growth was 31,1%. The main driver was mortgage loan growth of 34,7%, well-supported by credit card and personal loan growth of 29,5% and 23,5% respectively.

Fees in some instances remained unchanged and where fees were increased with effect from April 2005, these were kept well below the inflation rate. Growth in non-interest income amounted to 10,8%, mainly as a result of increased transaction volumes. The growth in transaction volumes emanated from increased activities of existing customers and an increase in the number of customers from 6,9 million in March 2005 to 7,4 million in September 2005.

The credit impairment charge in the retail market declined to a historical low of 0,13%. This charge reflects the quality of the advances portfolio and the improved net worth of customers partly owing to the strong growth in residential property values.

During the six months under review, 20 new staffed outlets were opened, mainly in previously disadvantaged areas, and a further 76 upgraded. An additional 390 automated teller machines (ATMs) were installed. This, together with the branches and ATMs rolled out during the previous financial year, resulted in relatively high cost growth of 16,1%. This expansion of the Group's delivery reach enhances the sustainability of future revenue growth and provides access to financial services to a far greater proportion of the South African population.

Commercial banking - Headline earnings up 32,9%
Commercial banking now contributes approximately one quarter of the Group's headline earnings. Gross advances and deposits were up by 18,8% and 19,5% respectively and were driven by the large and medium business segments and asset and vehicle financing.

Business Banking Services experienced some margin pressure on selected advance and deposit products, resulting in net interest growth of 9,4%. The credit impairment charge was lower despite the solid advances growth. The impairment ratio stands at 0,69%. Management was able to restrict operating expenditure growth to below 10% by focusing on a more streamlined operating model to optimise operational costs by sharing resources and structures.

During recent years, Absa Vehicle and Asset Finance (AVAF) has extended its reach beyond the traditional markets of vehicle finance into other classes of commercial moveable assets. It has also extended its service offering in the area of fleet management.

This has been achieved through organic growth and the acquisition of Union Finance (office automation finance) and Avena LeasePlan (fleet management) in recent years. The full impact of these acquisitions is starting to reflect in the results. These entities have been renamed Absa Technology Finance Solutions and Absa Vehicle Management Solutions respectively.

In AVAF's traditional market, low interest rates and a lack of vehicle price increases have boosted demand for vehicle sales to record highs, with a corresponding demand for vehicle finance.

AVAF has also pursued a strategy of forming strategic alliances with manufacturers and dealer groups, which is paying dividends. During the period, three new alliances were formed.

AVAF is becoming a major force in the heavy and extra heavy truck finance market. This growth, combined with the focus on generating fee-based income and cost containment emanating from the new business model introduced in recent years and a low bad debt experience, contributed to the impressive headline earnings growth.

Wholesale banking - Headline earnings up 29,6%
Earnings from merchant banking grew strongly following good deal flow in the areas of empowerment and project finance. Corporate credit demand remains subdued but corporate banking benefited from low credit losses and a solid increase in transactional banking. Revenue from treasury trading activities was higher as a result of an increase in equity-related and customer foreign exchange trading activities, which resulted in a lower risk profile and less volatility.

The winding down of the Group's international operations in Singapore and Asia is almost complete. The net contribution of these two offices has been a loss of R66 million. The business conducted in the London office has been scaled down and now focuses on the offshore needs of South African corporates and on sub-Saharan African transactions.

Other African operations - Headline earnings up 62,8%
The earnings from banking operations in other African countries are somewhat distorted by an initiative to align their reporting periods with that of the Absa Group. In the past, some of the earnings of these banks have been accounted for in arrears. The periods are now fully aligned, with the effect that more than six months of earnings are included in this period. If the impact of the additional months are excluded, the growth in headline earnings would have been 29,1%.

The portfolio of banks has continued to perform according to expectations with strong performances from the National Bank of Commerce in Tanzania and Bank Windhoek in Namibia.

Financial services - Headline earnings up 40,5%
The Group's bancassurance activities performed exceptionally well, with very strong operational and underwriting performances by both the life assurance and short-term insurance operations. Buoyant equity markets also contributed handsomely.

The main drivers of Absa Life's earnings were improved product sales, favourable claims and lapse experiences and operational efficiency gains. A mild winter and generally stable weather conditions contributed to good profitability on short-term property insurance.

The Absa money market fund grew by R1,8 billion to R38,2 billion.

Absa Brokers posted an improved performance, resulting mainly from benefits derived from short-term broking through e-delivery business as well as the operationalisation of the data brokers where strong sales growth was experienced.

Net asset value and capital adequacy
Absa's strong operational performance increased the net asset value of the Group by 18,0% from 3 180 cents per share to 3 752 cents per share.

On the basis of the prescribed consolidated capital requirements of the South African Reserve Bank (SARB), the Group's capital stood at 11,7% of risk-weighted assets at 30 September 2005 (March 2005: 12,0%). Absa Bank's primary capital ratio was 7,5% (March 2005: 8,0%) and the secondary capital ratio was 3,7% (March 2005: 3,4%).

Prospects
Consumer demand for credit is expected to remain strong for the near-term, albeit not as buoyant as over the past 18 months. Inflation is expected to remain within the government's target of 3-6% and interest rates are likely to increase slightly over the next year.

Interest margins are expected to contract further as a result of the competitive landscape and an increased reliance on wholesale funding.

Credit quality is expected to remain sound and the charge to the income statement relatively low.

The Group expects earnings growth momentum to be maintained for the remainder of the current financial reporting period ending 31 December 2005.

On behalf of the board


D C Cronje         S F Booysen

Chairman           Group chief executive
21 November 2005

Declaration of ordinary dividend number 38
Shareholders are advised that an interim dividend of 160 cents per ordinary share was declared on Monday, 21 November 2005, and is payable to shareholders recorded in the register of members of the company at the close of business on Friday, 23 December 2005. In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE, the following salient dates for the payment of the dividend are applicable:

Last day to trade cum dividend           Thursday, 15 December 2005
Shares commence trading ex dividend      Monday, 19 December 2005
Record date                              Friday, 23 December 2005
Payment of dividend                      Tuesday, 27 December 2005

Share certificates may not be dematerialised or rematerialised between Monday, 19 December 2005, and Friday, 23 December 2005, both dates inclusive. On Tuesday, 27 December 2005 the dividend will be electronically transferred to the bank accounts of certificated shareholders who use this facility. In respect of those who do not, cheques dated 27 December 2005 will be posted on or about that date. The accounts of shareholders who have dematerialised their shares (which are held at their central securities depository participant or broker) will be credited on Tuesday, 27 December 2005.

On behalf of the board

W R Somerville
Group secretary

21 November 2005

Inquiries:
Jacques Schindehutte 2711 350-4850
Eric Wasserman 2711 350-5887
Grant Lewis 2711 350-5386

Issued by:
Sue Steyn
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: 2711 350-4394. Fax: 2711 350-6487
E-mail: sues@absa.co.za
Date: 21 November 2005


For further information, please contact:

Barclays PLC
Investor Relations                    Media Relations
Mark Merson/James S Johnson           Chris Tucker/Jo Thethi
+44 (0) 20 7116 5752/2927             +44 (0) 20 7116 6223/6217

Exhibit No. 9

 22 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 November 2005 that it had between 15 November and 18 November 2005 exercised its discretion and released a total of 1,046,299 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,079,861 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 10

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 6,500,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.



The Block listings consist of 5,000,000 shares to be issued under the Barclays Incentive Share Option Plan, 1,000,000 shares to be issued under the Barclays Executive Share Option Scheme and 500,000 shares to be issued under the Woolwich Executive Share Option Plan.

Exhibit No. 11

 29 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 28 November 2005 that it had on 22 November 2005 exercised its discretion and released a total of 30,094 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,049,767 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 12



                                                                30 November 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr N Kheraj a director of Barclays PLC ("the Company") notified the Company on 29 November 2005 that, on 29 November 2005, he had purchased 250 ordinary shares in the Company at a price of 585.35p per share and gifted them for nil consideration to a family member.